Report to Shareholders for the First Quarter, 2007
www.cibc.com
Report of the President and Chief Executive Officer
March 1, 2007
First Quarter Highlights
CIBC announced net income of $770 million for the first quarter ended January 31, 2007, up from $580 million for the same period last year. Diluted earnings per share (EPS) were $2.11, up from $1.62 a year ago. Cash diluted EPS1 were $2.12, up from $1.63 a year ago.
     Return on equity for the first quarter was 27.1%, up from 25.6% for the same period last year.
     CIBC’s Tier 1 capital ratio at January 31, 2007 was 9.6%, up from 9.0% a year ago.
     Diluted EPS of $2.11 and cash diluted EPS1 of $2.12 for the first quarter of 2007 were decreased by:
•	$16 million ($16 million after-tax) premium paid on preferred share redemptions ($0.05 per share).

•	$6 million ($4 million after-tax, or $0.01 per share) due to the impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives.
     CIBC’s net income, diluted EPS and cash diluted EPS1 for the first quarter of 2007 were down from $819 million, $2.32 and $2.34, respectively, for the prior quarter, which included items of note aggregating to earnings of $0.32 per share.
Update on business priorities
     CIBC’s first quarter results were strong, and reflect continued progress against our priorities and objective of consistent and sustainable performance.
Business strength
     CIBC’s first priority is to sustain and enhance the strength of our core businesses.
     CIBC Retail Markets reported revenue of $2,151 million, up from $2,046 million for the prior quarter and $2,068 million for the same period last year.
     Net income for the first quarter was $530 million, up 21% from a year ago. Volume growth, as well as improvements in loan losses and taxes, contributed to this result.
     While the environment in Canada remains competitive, our retail businesses continue to perform well overall and remain strongly positioned in the market.
     Retail brokerage had a strong quarter, with revenue of $314 million. CIBC Wood Gundy’s assets under administration grew to $117.6 billion.
     CIBC’s cards portfolio continues to grow in line with our expectations with stable and predictable loss rates. Cards loans administered were up 10.6% from the first quarter of last year.
     We had market share increases during the quarter in key areas such as deposits and fixed term investments.
     In the area of personal lending, CIBC’s focus on credit quality has been reflected in improving loan loss performance over the past year, but lower revenue growth than the market.
     As the actions we have taken to improve our risk profile run their course, we expect our personal lending business to resume overall revenue growth converging on industry levels.
     CIBC’s retail strategy in Canada is to become the primary financial institution for more of our clients. During the quarter, we continued to invest in the areas of advice, access and financial solutions to further our relationships with our clients:
•	Our cards business launched a new no-annual-fee CIBC Platinum Visa card and a new advertising campaign in support of enhancements to our CIBC Aerogold Visa card, the leading premium travel rewards credit card in Canada.

•	CIBC Investor’s Edge announced the most flexible and competitive pricing offer available to Canadian online investors with the introduction of Edge AdvantageTM.
     CIBC Retail Markets’ results for the first quarter of 2007 include the results of FirstCaribbean International Bank (“FirstCaribbean”) from December 22, 2006. On December 22, 2006 CIBC announced the purchase of 599.4 million shares of FirstCaribbean from Barclays Bank PLC for US$988.7 million. On February 2, 2007 CIBC announced the subsequent purchase of 129.8 million shares of FirstCaribbean under our tender offer to all shareholders that closed on January 30, 2007. Together, these purchases increase CIBC’s ownership of FirstCaribbean to approximately 91.5%.
     CIBC World Markets reported another strong quarter. Revenue of $784 million was up from $697 million in the prior quarter and $679 million for the same period last year.
     Net income for the first quarter was $210 million, up 64% from a year ago.
     Capital markets revenue was up from the prior quarter, while investment banking and credit products revenue was lower.
     Merchant banking revenue was up slightly from the fourth quarter and up significantly from the same period last year.
CIBC First Quarter 2007

     CIBC’s wholesale business continues to demonstrate strength and market leadership in Canada.
     During the quarter, CIBC World Markets was named Canada’s top equity underwriter and M&A advisor for 2006 in The Globe and Mail’s annual Top Deal Makers report. This is the sixth consecutive year CIBC World Markets has been named top equity underwriter in Canada.
     Throughout the remainder of 2007, we will maintain our focus on balanced growth in our core markets, while identifying opportunities in areas such as electronic trading, prime brokerage and structured products.
Productivity
     CIBC’s second priority is to improve productivity.
     Our target in 2007 is to hold our expenses flat, excluding the FirstCaribbean acquisition, by absorbing normal inflationary increases to our cost base.
     Expenses for the first quarter were $1,943 million, up from $1,892 million in the prior quarter due to the FirstCaribbean acquisition and higher performance-related compensation.
     CIBC’s efficiency ratio for the first quarter improved to 62.9% from 65.7% for the same period last year. Our cash efficiency ratio (TEB)1 for the first quarter improved to 61.5% from 64.4% a year ago.
     Our first quarter results reflect the balance we are seeking between expense constraint and revenue growth.
     We believe that the impact of improved revenue through consistent investment in our core businesses and continued expense discipline is the most balanced way to achieve further productivity improvements.
Balance sheet strength and capital usage
     CIBC’s third priority is balance sheet strength and capital usage.
     Our Tier 1 ratio of 9.6% remains above our medium term target of 8.5%.
     CIBC’s capital usage plans are first to invest in our core businesses, then balance remaining deployment opportunities.
     With our FirstCaribbean acquisition now complete, we will consider further opportunities for international growth, both through organic expansion at FirstCaribbean and additional strategic acquisitions.
     We will balance these opportunities with capital returns to our shareholders.
     Dividends are an important part of CIBC’s capital management plan.
     Our dividend payout ratio for the quarter was 32.9%, below our medium term objective of 40% to 50%.
     Today, we announced an increase to our second quarter common share dividend of 10% or 7 cents per share (to 77 cents per share).
Making a difference in our communities
     CIBC remains committed to maintaining a meaningful presence in our communities.
     On December 6, 2006, CIBC World Markets and CIBC Wood Gundy employees world-wide raised $12.7 million in support of CIBC World Markets Children’s Foundation Miracle Day to benefit children’s charities in CIBC’s communities around the world. In addition, over 9,000 CIBC employees in Canada and the United States raised over $8 million in support of CIBC’s 2006 United Way campaign.
     I would like to thank our employees who have contributed their energy, time and generous support to these campaigns.
Gerald T. McCaughey
President and Chief Executive Officer

[1]	For additional information, see the “Non-GAAP measures” section.

2	CIBC First Quarter 2007

Table of contents
3	A note about forward-looking statements

4	Financial highlights

5	Overview

6	Review of results of operations and financial position

10	CIBC Retail Markets

12	CIBC World Markets

13	Corporate and Other

14	Management of risk

16	Other

17	Non-GAAP measures

19	Interim consolidated financial statements

24	Notes to the interim consolidated financial statements
Management’s Discussion And Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2006 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of March 1, 2007. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 142 and 143 of our 2006 Annual Accountability Report.
A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Update on business priorities,” “Outlook” and “Review of consolidated statement of operations — Income taxes” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2007 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions including the economic assumptions set out in the “Outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of our sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or other communications.

CIBC First Quarter 2007	3

First Quarter Financial Highlights

		2007	2006	2006
Unaudited, as at or for the three months ended		Jan. 31	Oct. 31	Jan. 31

Common share information
Per share	-basic earnings	$2.13	$2.34	$1.64
	-basic earnings (cash basis)(1)	2.14	2.36	1.65
	-diluted earnings	2.11	2.32	1.62
	-diluted earnings (cash basis)(1)	2.12	2.34	1.63
	-dividends	0.70	0.70	0.68
	-book value	31.85	29.59	25.85
Share price	-high	102.00	87.87	81.00
	-low	88.96	77.95	72.90
	-closing	100.88	87.60	79.90
Shares outstanding (thousands)
	-average basic	336,486	335,522	334,357
	-average diluted	339,942	338,737	337,704
	-end of period	337,139	335,977	334,786
Market capitalization ($ millions)		$34,011	$29,432	$26,749

Value measures
Price to earnings multiple (12 month trailing)		12.7	11.8	n/m
Dividend yield (based on closing share price)		2.8%	3.2%	3.4%
Dividend payout ratio		32.9%	29.9%	41.6%
Market value to book value ratio		3.17	2.96	3.09

Financial results ($ millions)
Total revenue		$3,091	$2,890	$2,858
Provision for credit losses		143	92	166
Non-interest expenses		1,943	1,892	1,877
Net income		770	819	580

Financial measures
Efficiency ratio		62.9%	65.5%	65.7%
Efficiency ratio cash basis, taxable equivalent basis (TEB) (1)		61.5%	63.5%	64.4%
Return on equity		27.1%	32.5%	25.6%
Net interest margin		1.33%	1.50%	1.59%
Net interest margin on average interest-earning assets		1.52%	1.72%	1.86%
Return on average assets		0.97%	1.08%	0.81%
Return on average interest-earning assets		1.10%	1.25%	0.94%
Total shareholder return		16.0%	14.3%	11.6%

On- and off-balance sheet information ($millions)
Cash, deposits with banks and securities		$108,482	$95,351	$89,253
Loans and acceptances		159,530	151,916	144,779
Total assets		322,608	303,984	288,906
Deposits		223,625	202,891	193,666
Common shareholders’ equity		10,736	9,941	8,655
Average assets		316,122	299,513	285,679
Average interest-earning assets		276,799	260,569	245,269
Average common shareholders’ equity		10,474	9,601	8,484
Assets under administration		1,122,184	1,068,600	1,030,357

Balance sheet quality measures
Common equity to risk-weighted assets		8.7%	8.7%	7.6%
Risk-weighted assets ($ billions)		$124.1	$114.8	$113.3
Tier 1 capital ratio		9.6%	10.4%	9.0%
Total capital ratio		14.1%	14.5%	13.1%

Other information
Retail / wholesale ratio(2)		74%/26%	72%/28%	74%/26%
Regular workforce headcount		40,559	37,016	36,971

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP measures” section.

n/m — not meaningful due to the net loss over the 12 month trailing period.

4	CIBC First Quarter 2007

Overview
CIBC is a leading North American financial institution. Through our two distinct business lines, CIBC Retail Markets and CIBC World Markets, we provide a full range of products and services to over 11 million individual and small business clients, and meet the financial needs of corporate and institutional clients.
Economic and market environment
Economic growth reports in Canada diverged from the U.S. towards the end of calendar 2006. American consumer spending and gross domestic product (GDP) were reinvigorated by cheaper fuel prices. Conversely Canadian household spending slowed, contributing to a poor performance for quarterly GDP and to some deceleration in consumer credit growth. Housing activity and prices held up better in Canada, but mortgage demand also appeared to be decelerating somewhat. The yield curve remained flat by historic standards, with core inflation looking unthreatening in both countries. These factors contributed to retail volume growth. Despite new rules for income trusts and softer energy prices, Canadian equities as a whole showed strong gains in the three months to January 2007, boosted by solid earnings growth, leading to strong retail brokerage and equities revenue.
Financial performance
Net income for the quarter was $770 million, compared with $580 million from the same quarter last year and $819 million from the prior quarter. Diluted earnings per share (EPS) and return on equity (ROE) were $2.11 and 27.1%, respectively, compared with $1.62 and 25.6% for the same quarter last year and $2.32 and 32.5% for the prior quarter.
     Net income before the amortization of other intangible assets(1) was $774 million, compared with $585 million for the same quarter last year and $824 million for the prior quarter. Diluted EPS(1) before the amortization of other intangible assets were $2.12, compared with $1.63 for the same quarter last year and $2.34 for the prior quarter.
     Our current and prior quarter’s results were affected by the following items:
Q1, 2007
•	$6 million ($4 million after-tax) negative impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives.
Q4, 2006
•	$90 million of favourable significant tax-related adjustments;
•	$39 million ($25 million after-tax) reversal of the general allowance for credit losses; and
•	$13 million ($8 million after-tax) negative impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives.
Compared with Q1, 2006
Net income was up $190 million or 33%, primarily due to higher capital markets and merchant banking revenue, volume growth in cards, deposits and mortgages, higher treasury revenue, and lower provision for credit losses. The current quarter also benefited from the impact of the FirstCaribbean acquisition (discussed on page 7). These factors were partially offset by spread compression on retail lending products and higher performance-related compensation.
Compared with Q4, 2006
Net income was down $49 million or 6%, primarily due to the tax recoveries and the reversal of general allowance noted above in the prior quarter. Higher performance-related compensation and lower investment banking and credit products revenue also contributed to the decline. These factors were partially offset by higher capital markets revenue and the impact of the FirstCaribbean acquisition.
Outlook
The economic outlook remains positive for the coming quarters as interest and employment rates are expected to remain relatively steady; nonetheless, some softening in the housing activity and only moderate growth in consumer spending is anticipated. Product spreads are expected to remain stable. Mortgage and lending growth rates may moderate while card balances are expected to continue at approximately the recent growth rate.
     While investment banking activities and capital markets are difficult to predict, market liquidity remains robust and we expect steady mergers and acquisition (M&A) activity will continue. The high level of equity new issue activity in the current quarter may have been representative of the unique circumstances surrounding the income trust announcement and it is not certain whether this level of activity will continue. The credit cycle should remain favourable in the near term, but we expect the current low level of corporate defaults rates is likely not sustainable over the longer term.

(1)	For additional information, see the “Non-GAAP Measures” section.

CIBC First Quarter 2007	5

Review of results of operations and financial position
Review of consolidated statement of operations

	For the three months ended
	2007	2006	2006
$ millions	Jan. 31	Oct. 31	Jan. 31

Net interest income	$1,059	$1,130	$1,148
Non-interest income	2,032	1,760	1,710

Total revenue	3,091	2,890	2,858
Provision for credit losses	143	92	166
Non-interest expenses	1,943	1,892	1,877

Income before taxes and non-controlling interests	1,005	906	815
Income taxes	231	87	238
Non-controlling interests	4	—	(3)

Net income	$770	$819	$580

Effective income tax rate	23.0%	9.6%	29.2%

Net interest income
Net interest income was down $89 million or 8% from the same quarter last year, largely due to increased trading-related funding costs and spread compression in retail lending products. During the quarter, we de-designated certain fair value hedges under the new financial instruments standards. Since the net unrealized gains on those derivative instruments are recorded in other income, net interest income declined accordingly. These factors were partially offset by higher dividends and interest on trading securities, volume growth in cards, deposits and mortgages and the impact of the FirstCaribbean acquisition.
     Net interest income was down $71 million or 6% from the prior quarter, largely due to increased trading-related funding costs and the de-designation of fair value hedges noted above. These factors were partially offset by the impact of the FirstCaribbean acquisition and higher treasury revenue.
Non-interest income
Non-interest income was up $322 million or 19% from the same quarter last year, largely as a result of higher trading activities. Gains net of write-downs on available-for-sale (AFS) securities (previously classified as investment securities and limited partnership investments) were higher during the quarter. The net unrealized gains on the de-designation of certain fair value hedges noted above also contributed to the increase.
     Non-interest income was up $272 million or 15% from the prior quarter, largely due to the reasons noted above.
Provision for credit losses
Provision for credit losses was down $23 million or 14% from the same quarter last year, primarily due to improvements in the unsecured personal lending portfolio, partially offset by higher losses in the cards portfolio.
     Provision for credit losses was up $51 million or 55% from the prior quarter. The increase was a combination of the $39 million reversal of general allowance in the prior quarter, increased losses in the cards portfolio, partially offset by higher recoveries net of losses in the corporate lending portfolio.
Non-interest expenses
Non-interest expenses were up $66 million or 4% from the same quarter last year, primarily due to higher performance-related compensation and the impact of the FirstCaribbean acquisition.
     Non-interest expenses were up $51 million or 3% from the prior quarter, primarily due to higher performance-related compensation and the impact of the FirstCaribbean acquisition, partially offset by lower computer and advertising expenses.
Income taxes
Despite higher income, income taxes were down $7 million or 3% from the same quarter last year, primarily due to higher income from lower tax jurisdictions.
     Income taxes were up $144 million from the prior quarter, primarily due to the income tax recoveries included in the prior quarter and higher income in the current quarter.
     The effective tax rate and taxable equivalent rate (TEB) for the quarter ended January 31, 2007, were 23.0% and 27.5%(1), respectively. While rates will vary from quarter to quarter, our current estimate is that the adjusted sustainable effective tax rate will be in the 21-24% range and the adjusted sustainable TEB tax rate will be in the 25-28% range.
Non-controlling interests
Non-controlling interests were up $7 million from the same quarter last year and up $4 million from the prior quarter, primarily due to the minority interest resulting from our acquisition of FirstCaribbean.

(1)	For additional information, see the “Non-GAAP measures” section.

6	CIBC First Quarter 2007

Review of consolidated balance sheet
CONDENSED CONSOLIDATED BALANCE SHEET

	2007	2006
$ millions, as at	Jan. 31	Oct. 31

Assets
Cash and deposits with banks	$17,692	$11,853
Securities	90,790	83,498
Securities borrowed or purchased under resale agreements	23,968	25,432
Loans	152,546	145,625
Derivative instruments market valuation	17,665	17,122
Other assets	19,947	20,454

Total assets	$322,608	$303,984

Liabilities and shareholders’ equity
Deposits	$223,625	$202,891
Derivative instruments market valuation	16,694	17,330
Obligations related to securities lent or sold short or under repurchase agreements	42,974	44,221
Other liabilities and acceptances	19,279	21,013
Subordinated indebtedness	5,991	5,595
Preferred share liabilities	600	600
Non-controlling interests	278	12
Shareholders’ equity	13,167	12,322

Total liabilities and shareholders’ equity	$322,608	$303,984

Assets
Total assets as at January 31, 2007 were up $18.6 billion or 6% from October 31, 2006.
     Cash and deposits with banks increased mainly due to normal treasury funding requirements and the FirstCaribbean acquisition.
     The growth in securities was mainly driven by an increase in trading securities in our wholesale banking reflecting normal trading activities and the FirstCaribbean acquisition.
     The decrease in securities borrowed or purchased under resale agreements was primarily due to normal client-driven business activity.
     Loans increased largely due to the FirstCaribbean acquisition, slightly offset by volume declines in personal loans and residential mortgages (net of securitizations).
     Derivative instruments market valuation increased primarily due to the reclassification of hedging derivative instruments from other assets under the financial instruments standards, partially offset by a decrease in trading derivatives due to the strengthening of the U.S. dollar and the increasing interest rate environment.
     Other assets decreased primarily due to the reclassification of hedging derivative instruments to derivative instruments market valuation and the investment in limited partnerships to AFS securities, both under the financial instruments standards. As a result of obtaining majority control, our investment in FirstCaribbean is no longer included in other assets. These factors were partially offset by the goodwill and other intangible assets acquired resulting from the FirstCaribbean acquisition and an increase in acceptances.
Liabilities
Total liabilities as at January 31, 2007 were up $17.8 billion or 6% from October 31, 2006.
     Deposits increased primarily due to the FirstCaribbean acquisition, higher business and government and bank deposits largely due to funding requirements and client-driven activities, and retail volume growth.
     The decrease in obligations related to securities lent or sold short or under repurchase agreements represents normal client-driven and treasury funding activities, partially offset by the FirstCaribbean acquisition.
     Derivative instruments market valuation decreased primarily due to the strengthening of the U.S. dollar and the increasing interest rate environment. This was partially offset by the reclassification of hedging derivative instruments from other liabilities under the financial instruments standards.
     Other liabilities and acceptances decreased primarily due to the reclassification noted above.
     Subordinated indebtedness increased primarily due to the FirstCaribbean acquisition and change in the fair value of hedged debentures as a result of the implementation of the financial instruments standards.
     The increase in non-controlling interests represents the minority interest in FirstCaribbean.
Shareholders’ equity
Shareholders’ equity as at January 31, 2007 was up $845 million or 7% from October 31, 2006, primarily due to an increase in retained earnings and translation gains on net investments in foreign operations net of the impact of hedging.
FirstCaribbean International Bank
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring a further 39.3% ownership interest from Barclays Bank PLC (Barclays) (FirstCaribbean acquisition). After completing the transaction, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The transaction took place at a share price of US$1.62 plus accrued dividends with a total transaction value of US$989 million (C$1,153 million), which we paid in cash to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million (C$8 million).
     On February 2, 2007, subsequent to the quarter end, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean in exchange for additional cash consideration of US$212 million (C$250 million), bringing our total ownership to 91.5%.
     For additional details, see Note 2 to the interim consolidated financial statements.

CIBC First Quarter 2007	7

Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of any such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
Review of quarterly financial information

	2007				2006			2005
$ millions, except per share amounts,
for the three months ended	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30

Revenue
CIBC Retail Markets	$2,151	$2,046	$2,038	$1,975	$2,068	$2,063	$2,025	$1,982
CIBC World Markets	784	697	677	607	679	964	929	742
Corporate and Other	156	147	111	195	111	399	201	107

Total revenue	3,091	2,890	2,826	2,777	2,858	3,426	3,155	2,831
Provision for credit losses	143	92	152	138	166	170	199	159
Non-interest expenses	1,943	1,892	1,883	1,836	1,877	2,060	4,854	2,043

Income (loss) before taxes and non-controlling interests	1,005	906	791	803	815	1,196	(1,898)	629
Income taxes	231	87	125	190	238	436	(106)	176
Non-controlling interests	4	—	4	28	(3)	32	115	13

Net income (loss)	$770	$819	$662	$585	$580	$728	$(1,907)	$440

Per share — basic earnings (loss)	$2.13	$2.34	$1.88	$1.65	$1.64	$2.08	$(5.77)	$1.21
— diluted earnings (loss)(1)	$2.11	$2.32	$1.86	$1.63	$1.62	$2.06	$(5.77)	$1.20

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets revenue increased in the current quarter as a result of the FirstCaribbean acquisition and strength in retail brokerage and investment product sales in Imperial Service. Revenue was lower in the past few quarters as a result of higher levels of cards securitization and declining spreads in the mortgage and personal lending businesses. Revenue was lower in the second quarters of 2006 and 2005 primarily due to three fewer days.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Increased capital markets volumes led to higher revenue in the current quarter. Increased merchant banking gains net of write-downs contributed to higher revenue in the third and fourth quarters of 2005.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue in the third quarter of 2006 was lower due to the deconsolidation of a variable interest entity (VIE). Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the second quarter of 2006 and the fourth quarter of 2005. Revenue was higher in the third quarter of 2005 due to higher revenue in a consolidated VIE.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions increased from the previous quarter largely due to higher losses in the cards portfolio. However, provisions are lower than the previous quarters of 2005 reflecting a shift to a higher proportion of secured personal lending products. The level of recoveries and reversals in the large corporate lending portfolio is not expected to continue. Reversals of the general allowance were included in both the fourth quarters of 2006 and 2005 and in the second quarter of 2006.
Non-interest expenses
Non-interest expenses have declined in recent quarters as a result of our productivity initiative. The FirstCaribbean acquisition and higher performance-related compensation contributed to an increase in expenses in the current quarter. Severance costs were higher in the fourth quarter of 2005. The third quarter of 2005 included the Enron-

8	CIBC First Quarter 2007

related litigation provision. The second and third quarters of 2005 included the provision for hedge funds settlements.
Income taxes
Income taxes vary with changes in income and can also be affected by the impact of significant items. The last three quarters of 2006 and the fourth quarter of 2005 included recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies. The increase in the fourth quarter of 2005 was due primarily to the income tax expense on the repatriation of capital and retained earnings from our foreign operations. The Enron-related litigation provision led to an income tax benefit in the third quarter of 2005.
Non-controlling interests
Non-controlling interests were higher in the current quarter resulting from the acquisition of the controlling interest in FirstCaribbean. During the first three quarters of 2006, we deconsolidated certain VIEs which resulted in a decrease in non-controlling interests. In the first quarter of 2006, we acquired the remaining non-controlling interest in INTRIA Items Inc. The third quarter of 2005 included higher revenue in consolidated VIEs.

CIBC First Quarter 2007	9

CIBC Retail Markets
CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. The results of FirstCaribbean are included in the Other line of business within CIBC Retail Markets since December 22, 2006. We provide a full range of financial products and services to individual and small business clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended
	2007	2006	2006
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue
Personal and small business banking	$517	$522	$510
Imperial Service	237	230	230
Retail brokerage	314	292	297
Cards	371	380	347
Mortgages and personal lending	389	354	413
Other	323	268	271

Total revenue	2,151	2,046	2,068
Provision for credit losses	153	132	180
Non-interest expenses	1,288	1,255	1,245

Income before taxes	710	659	643
Income taxes	176	158	205
Non-controlling interests	4	—	—

Net income	$530	$501	$438

Efficiency ratio	59.9%	61.4%	60.2%
Efficiency ratio cash basis (TEB)(2)	59.7%	61.3%	60.2%
ROE(2)	55.0%	55.0%	45.7%
Economic profit(2)	$405	$384	$312
Regular workforce headcount	27,254	23,396	23,002

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $92 million or 21% from the same quarter last year. Revenue increased due to the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages, and higher mortgage securitization and retail brokerage revenue, partially offset by spread compression in lending products. The current quarter also benefited from a lower provision for credit losses and a lower effective tax rate. These factors were partially offset by higher non-interest expenses mainly due to the FirstCaribbean acquisition.
     Net income was up $29 million or 6% from the prior quarter. Revenue was up due to the FirstCaribbean acquisition, and higher retail brokerage and mortgage securitization revenue. Non-interest expenses were higher during the quarter mainly due to the FirstCaribbean acquisition. The prior quarter benefited from income tax recoveries.
Revenue
Revenue was up $83 million or 4% from the same quarter last year.
     Personal and small business banking revenue was up $7 million, largely due to volume growth and improved deposit spreads, partially offset by lower internal sales commissions received from mortgages and personal lending.
     Imperial Service revenue was up $7 million, mainly due to higher revenue from investment product sales.
     Retail brokerage revenue was up $17 million, primarily due to higher fee-based revenue from net sales and increased asset values, and new issue activity, partially offset by lower trading activity.
     Cards revenue was up $24 million, primarily due to volume growth and higher fee income, partially offset by spread compression.
     Mortgages and personal lending revenue was down $24 million, primarily due to spread compression and lower personal lending volume. These decreases were partially offset by higher securitization revenue, volume growth in mortgages and lower internal commissions paid to personal and small business banking.
     Other revenue was up $52 million due to the FirstCaribbean acquisition.
Revenue was up $105 million or 5% from the prior quarter.
     Personal and small business banking revenue was down $5 million, primarily due to lower internal sales commissions received and lower fee income, partially offset by volume growth and improved deposit spreads.
     Imperial Service revenue was up $7 million, primarily due to higher revenue from investment product sales, partially offset by lower internal commissions received.
     Retail brokerage revenue was up $22 million, primarily due to higher trading and new issue activity.
     Cards revenue was down $9 million, primarily due to lower fee income and higher credit losses relating to securitized assets, partially offset by volume growth.
     Mortgages and personal lending revenue was up $35 million, primarily due to higher securitization revenue and lower internal sales commissions paid to personal and small business banking and Imperial Service.
     Other revenue was up $55 million, primarily due to the FirstCaribbean acquisition, partially offset by lower treasury revenue allocations.
Provision for credit losses
Provision for credit losses was down $27 million or 15% from the same quarter last year, primarily due to improvements in the unsecured personal lending portfolio, partially offset by increased losses in the cards portfolio.

10	CIBC First Quarter 2007

     Provision for credit losses was up $21 million or 16% from the prior quarter, primarily due to increased losses in the cards portfolio.
Non-interest expenses
Non-interest expenses were up $43 million or 3% from the same quarter last year, primarily due to the FirstCaribbean acquisition, and higher corporate support costs and performance-related compensation.
     Non-interest expenses were up $33 million or 3% from the prior quarter, primarily due to the FirstCaribbean acquisition and higher corporate support costs, partially offset by lower advertising expenses and operational losses.
     The regular workforce headcount was up 4,252 from the same quarter last year, primarily due to the FirstCaribbean acquisition, the realignment of staff from Administration, Technology and Operations, and an increase in customer-facing staff. The regular workforce headcount was up 3,858 from the prior quarter, primarily due to the FirstCaribbean acquisition and the realignment of staff from Administration, Technology and Operations.
Income taxes
Income taxes were down $29 million or 14% from the same quarter last year, primarily due to a lower effective tax rate resulting from higher income in lower tax jurisdictions.
     Income taxes were up $18 million or 11% from the prior quarter, which included income tax recoveries.

CIBC First Quarter 2007	11

CIBC World Markets
CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
Results (1)

	For the three months ended
	2007	2006	2006
$ millions	Jan. 31	Oct. 31	Jan. 31

Revenue (TEB)(2)
Capital markets	$449	$351	$371
Investment banking and credit products(3)	204	242	237
Commercial banking(3)	121	125	124
Merchant banking	77	61	12
Other	(5)	(5)	(19)

Total revenue (TEB)(2)	846	774	725
TEB adjustment	62	77	46

Total revenue	784	697	679
Recovery of credit losses	(10)	(1)	(15)
Non-interest expenses	551	485	533

Income before taxes and non-controlling interests	243	213	161
Income taxes	33	(5)	32
Non-controlling interests	—	—	1

Net income	$210	$218	$128

Efficiency ratio	70.3%	69.6%	78.3%
Efficiency ratio cash basis (TEB)(2)	65.2%	62.6%	73.4%
ROE(2)	41.6%	44.2%	25.6%
Economic profit(2)	$146	$154	$64
Regular workforce headcount	2,384	2,291	2,293

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Effective November 1, 2006, all cash management revenue previously allocated to investment banking and credit products was transferred to commercial banking on a retroactive basis.
Financial overview
Net income was up $82 million or 64% from the same quarter last year, primarily due to higher revenue from capital markets and merchant banking. These increases were partially offset by lower investment banking and credit products revenue, higher non-interest expenses and lower recovery of credit losses.
     Net income was down $8 million or 4% from the prior quarter, as higher revenue in capital markets was offset by an increase in non-interest expenses and lower investment banking and credit products revenue. The prior quarter benefited from income tax recoveries.
Revenue
Revenue was up $105 million or 15% from the same quarter last year.
     Capital markets revenue was up $78 million, primarily due to higher revenue in equity and commodity structured products, Canadian equities and debt capital markets, partially offset by lower revenue in U.S. equities.
     Investment banking and credit products revenue was down $33 million, primarily due to lower revenue in Canadian and European investment banking.
     Merchant banking revenue was up $65 million, primarily due to higher gains net of write-downs.
Revenue was up $87 million or 12% from the prior quarter.
     Capital markets revenue was up $98 million, primarily due to higher revenue in Canadian equities, debt capital markets, equity and commodity structured products and U.S. equities.
     Investment banking and credit products revenue was down $38 million, primarily due to lower revenue in Canadian and European investment banking, partially offset by higher revenue in U.S. investment banking.
     Merchant banking revenue was up $16 million, primarily due to higher gains net of write-downs.
Recovery of credit losses
Recovery of credit losses was down $5 million or 33% from the same quarter last year, primarily due to higher losses net of recoveries in the U.S., partially offset by higher recoveries in Europe and commercial banking.
     Recovery of credit losses was up $9 million from the prior quarter due to higher recoveries in Europe.
Non-interest expenses
Non-interest expenses were up $18 million or 3% from the same quarter last year, primarily due to higher performance-related compensation, partially offset by lower litigation provisions and corporate support costs.
     Non-interest expenses were up $66 million or 14% from the prior quarter, primarily due to higher performance-related compensation, litigation provisions, and occupancy costs.
     The regular workforce headcount was up 91 from the same quarter last year and up 93 from the prior quarter, primarily due to realignment of staff from Administration, Technology and Operations.
Income taxes
Despite higher income, income tax expense was up only $1 million from the same quarter last year, largely due to an increase in tax exempt income and higher income from lower tax jurisdictions.
     Income taxes were up to $38 million from the prior quarter, primarily due to higher income. The prior quarter benefited from income tax recoveries.

12	CIBC First Quarter 2007

Corporate and Other
Corporate and Other comprises the five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management — that support CIBC’s business lines, as well as CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (sold during 2006), and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results (1)

	For the three months ended
	2007	2006	2006
$ millions	Jan. 31	Oct. 31	Jan. 31

Total revenue	$156	$147	$111
(Recovery of) provision for credit losses	—	(39)	1
Non-interest expenses	104	152	99

Income before taxes and non-controlling interests	52	34	11
Income taxes	22	(66)	1
Non-controlling interests	—	—	(4)

Net income	$30	$100	$14

Regular workforce headcount	10,921	11,329	11,676

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was up $16 million from the same quarter last year, primarily due to higher revenue.
     Net income was down $70 million or 70% from the prior quarter, primarily due to the income tax recoveries and the reversal of the general allowance for credit losses in the prior quarter, partially offset by lower unallocated corporate support costs.
Revenue
Revenue was up $45 million or 41% from the same quarter last year, primarily due to higher revenue from treasury, CIBC Mellon joint ventures and hedging of stock appreciation rights (SARs).
     Revenue was up $9 million or 6% from the prior quarter, primarily due to higher revenue from treasury and CIBC Mellon joint ventures.
(Recovery of) provision for credit losses
Recovery of credit losses was nil, compared with $39 million in the prior quarter, which included the $39 million reversal of the general allowance.
Non-interest expenses
Non-interest expenses were up $5 million or 5% from the same quarter last year, primarily due to higher expenses related to SARs.
     Non-interest expenses were down $48 million or 32% from the prior quarter, primarily due to lower unallocated support costs.
     The regular workforce headcount was down 755 from the same quarter last year, primarily due to reduction of back office functions and the realignment of staff to business groups. These decreases were partially offset by the transfer of staff from an external service provider relating to the repatriation of desktop support and related network management services to CIBC. The regular workforce headcount was down 408 from the prior quarter, primarily due to realignment of staff to business groups and completion of certain projects, partially offset by the transfer of staff noted above.
Income taxes
Income taxes were up $21 million from the same quarter last year, primarily due to higher income.
     Income taxes were up $88 million from the prior quarter, which included income tax recoveries.

CIBC First Quarter 2007	13

Management of risk
Our approach to the management of risk and capital resources has not changed significantly from that described on pages 53 to 66 of the 2006 Annual Accountability Report.
Management of credit risk
CREDIT QUALITY PERFORMANCE

	2007	2006
$ millions, as at	Jan. 31	Oct. 31

Gross impaired loans
Consumer	$547	$386
Business and government	444	244

Total gross impaired loans	$991	$630

Allowance for credit losses
Consumer	$389	$363
Business and government	247	181

Specific allowance	636	544
General allowance	920	900

Total allowance for credit losses	$1,556	$1,444

Gross impaired loans were up $361 million or 57% from October 31, 2006. Consumer gross impaired loans were up $161 million or 42%. Business and government gross impaired loans were up $200 million or 82%. The overall increase in gross impaired loans was largely due to the FirstCaribbean acquisition. During the three months ended January 31, 2007, gross impaired loans increased $4 million in Canada, $23 million in the U.S. and $334 million in other countries.
     Allowance for credit losses was up $112 million or 8% from October 31, 2006. Specific allowance was up $92 million or 17% from year-end, primarily due to the FirstCaribbean acquisition. This increase was partially offset by a reduction in the specific allowance of the personal loans portfolio in Canada. The general allowance totalled $920 million, up $20 million from the year-end, due to the FirstCaribbean acquisition.
     For details on the provision for credit losses, see “Review of consolidated statement of operations” section.
Management of market risk
Trading activities
The following table shows Value-at-Risk (VaR) by risk-type for CIBC’s trading activities. Total average risk was up from the same quarter last year primarily due to higher levels of interest rate risk, partially offset by lower levels of credit spread risk. Total average risk was down from the prior quarter primarily due to lower levels of credit spread risk. Trading revenue (TEB)(A) was positive for 91% of the days in the quarter and trading losses did not exceed VaR for any day.
VaR BY RISK TYPE — TRADING PORTFOLIO

$ millions, as at or for	Jan. 31, 2007						Oct. 31, 2006		Jan. 31, 2006
the three months ended	High		Low		As at	Average	As at	Average	As at	Average

Interest rate risk	$10.3		$4.6		$8.6	$7.0	$6.1	$6.2	$7.1	$3.8
Credit spread risk	4.1		3.0		3.2	3.5	5.7	5.8	4.4	4.4
Equity risk	7.6		5.4		5.8	6.4	6.1	5.5	6.0	5.9
Foreign exchange risk	1.0		0.2		0.6	0.4	0.4	0.4	0.3	0.3
Commodity risk	3.5		0.8		1.5	1.6	1.2	1.9	1.4	1.4
Diversification effect(1)	n/m	(2)	n/m	(2)	(10.2)	(9.9)	(10.3)	(10.4)	(9.7)	(7.6)

Total risk	$11.0		$7.3		$9.5	$9.0	$9.2	$9.4	$9.5	$8.2

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Non-trading activities
The following table shows the potential impact of an immediate 100 basis points increase and decrease in interest rates over the next 12 months, as adjusted for estimated prepayments.
INTEREST RATE SENSITIVITY — NON TRADING (AFTER-TAX)

	2007	2006	2006
$ millions, as at	Jan. 31	Oct. 31	Jan. 31

100 basis points increase in interest rates
Impact on net interest income	$12	$35	$78
Impact on shareholders’ equity(1)	183	203	179
100 basis points decrease in interest rates
Impact on net interest income	$(72)	$(111)	$(110)
Impact on shareholders’ equity(1)	(239)	(274)	(179)

(A)	Measured on a present value basis.

(1)	For additional information, see the “Non-GAAP measures” section.

14	CIBC First Quarter 2007

Management of liquidity risk
Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. Core personal deposits remain a prime source of dependable retail funding. As at January 31, 2007, Canadian dollar deposits from individuals totalled $80.0 billion (October 31, 2006: $77.4 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash.
     The following table summarizes our liquid assets:

	2007	2006
$ billions, as at	Jan. 31	Oct. 31

Cash	$1.2	$0.9
Deposits with banks	16.5	10.9
Securities(1)	71.5	66.8
Securities borrowed or purchased under resale agreements	24.0	25.4

Total	$113.2	$104.0

(1)	Includes available-for-sale securities (2006: investment securities) and securities designated at fair value with residual term to contractual maturity within one year, and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at January 31, 2007 totalled $27.1 billion (October 31, 2006: $25.5 billion).
Management of capital resources
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).

	2007		2006
$ millions, as at	Jan. 31		Oct. 31

Tier 1 capital	$11,932		$11,935
Total regulatory capital	17,499		16,583
Risk-weighted assets	124,118		114,780
Tier 1 capital ratio	9.6%		10.4%
Total capital ratio	14.1%		14.5%
Assets-to-capital multiple	18.1	x	18.0	x

Tier 1 ratio was down 80 basis points from the year-end, largely due to an increase in risk-weighted assets and goodwill, both arising from the purchase of the controlling interest in FirstCaribbean. These factors were partially offset by the minority interest in FirstCaribbean, the increase in retained earnings and foreign currency translation adjustments.
     Total capital ratio was down 40 basis points from year-end, largely due to the factors noted above. The total capital ratio benefited from the reduction in equity-accounted investments as a result of our FirstCaribbean acquisition.
     On February 2, 2007, subsequent to the quarter-end, we acquired an additional 8.5% interest in FirstCaribbean pursuant to our tender offer. As a result, our capital ratios will be affected by an increase in the goodwill deduction and a decrease in the minority interest. However, the effect is not expected to be significant.
Significant capital management activities
The following table summarizes our significant capital management activities:

	2007
$ millions, for the three months ended	Jan. 31

Issue of Class A Preferred Shares Series 31	$450
Redemption of Class A Preferred Shares Series 24	(416	)(1)
Issue of common shares (options exercised)	50
Dividends
Preferred shares — classified as equity	(38)
Preferred shares — classified as liabilities	(8)
Common shares	(235)

(1)	Includes $16 million premium on redemption.
Subsequent to the quarter-end, on February 14, 2007, we issued 12 million Non-cumulative Class A Series 32 Preferred Shares for an aggregate amount of $300 million.
     For additional details, see Note 5 to the interim consolidated financial statements.
Regulatory approval to pay dividends
We have obtained the approval of OSFI under section 79 of the Bank Act (Canada) to pay dividends on our common shares and Class A Preferred Shares for the quarter ended January 31, 2007.
     Subsequent to the quarter-end, we obtained the approval of OSFI to pay dividends on our common shares and Class A Preferred Shares for the quarter ending April 30, 2007.

CIBC First Quarter 2007	15

Off-balance sheet arrangements and contractual obligations
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include transactions with VIEs, derivatives, credit-related arrangements and guarantees. Details on our off-balance sheet arrangements are provided on pages 67 to 69 of the 2006 Annual Accountability Report. For additional details on securitizations and guarantees, see the notes to the interim consolidated financial statements. There were no other significant changes to off-balance sheet arrangements during the quarter.
Contractual obligations
Details on our contractual obligations are provided on page 69 of the 2006 Annual Accountability Report.
     On November 1, 2006, we amended a contract to extend an existing three year commitment to seven years, and thereby increased the purchase obligation by approximately $600 million through 2013. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2006 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Significant changes in accounting policies were adopted on November 1, 2006 related to the financial instruments standards noted below. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 70 to 73 of the 2006 Annual Accountability Report.
Changes in accounting policy
Financial instruments
On November 1, 2006, we adopted the Canadian Institute for Chartered Accountants (CICA) handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges” (including the amendments to the transitional provisions finalized by the Canadian Institute of Chartered Accounts (CICA) on December 15, 2006 by way of a Board Notice), 1530 “Comprehensive Income,” and 3251 “Equity.”
     The standards require that all financial assets be classified as trading, designated at fair value, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity, and available-for-sale equities that do not have quoted market values in an active market. As required, these standards have been applied as an adjustment to opening retained earnings and accumulated other comprehensive income (AOCI). As a result, retained earnings decreased by $50 million; and AOCI increased by $123 million, excluding the impact of the reclassification of the foreign currency translation adjustments opening balance to AOCI. Prior period balances have not been restated.
     For further details, see Note 1 to the interim consolidated financial statements.
Future accounting changes
Leveraged leases
In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends Statement of Financial Accounting Standard 13, certain aspects of which are incorporated in the CICA Emerging Issues Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective beginning November 1, 2007.
     For additional details, see page 130 of our 2006 Annual Accountability Report.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at January 31, 2007, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended January 31, 2007, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

16	CIBC First Quarter 2007

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 37 of the 2006 Annual Accountability Report.
     The following tables provide a reconciliation of our non-GAAP to GAAP measures:
Statement of operations measures

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jan. 31, 2007	Total revenue	$2,151	$784	$156	$3,091
	Add: adjustment for TEB	—	62	—	62

	Revenue (TEB)	$2,151	$846	$156	$3,153

	Net income	$530	$210	$30	$770
	Less: charge for economic capital	125	64	4	193

	Economic profit	$405	$146	$26	$577

	Efficiency ratio	59.9%	70.3%	n/m	62.9%
	Less: adjustment for impact of TEB	—	5.1	n/m	1.3
	amortization of other intangible assets	0.2	—	n/m	0.1

	Efficiency ratio cash basis (TEB)	59.7%	65.2%	n/m	61.5%

Oct. 31, 2006	Total revenue	$2,046	$697	$147	$2,890
	Add: adjustment for TEB	—	77	—	77

	Revenue (TEB)	$2,046	$774	$147	$2,967

	Net income	$501	$218	$100	$819
	Less: charge for economic capital	117	64	5	186

	Economic profit	$384	$154	$95	$633

	Efficiency ratio	61.4%	69.6%	n/m	65.5%
	Less: adjustment for impact of TEB	—	7.0	n/m	1.7
	amortization of other intangible assets	0.1	—	n/m	0.3

	Efficiency ratio cash basis (TEB)	61.3%	62.6%	n/m	63.5%

Jan. 31, 2006	Total revenue	$2,068	$679	$111	$2,858
	Add: adjustment for TEB	—	46	—	46

	Revenue (TEB)	$2,068	$725	$111	$2,904

	Net income	$438	$128	$14	$580
	Less: charge for economic capital	126	64	5	195

	Economic profit	$312	$64	$9	$385

	Efficiency ratio	60.2%	78.3%	n/m	65.7%
	Less: adjustment for impact of TEB	—	4.9	n/m	1.1
	amortization of other intangible assets	—	—	n/m	0.2

	Efficiency ratio cash basis (TEB)	60.2%	73.4%	n/m	64.4%

n/m — not meaningful

CIBC First Quarter 2007	17

Adjusted income taxes
Adjusted effective tax rate is calculated by adjusting the tax expense for significant tax recoveries and tax rate changes. The adjusted effective tax rate (TEB) is calculated by also grossing up income and income taxes with the tax-exempt income to an equivalent before-tax basis.

		For the three months ended
		2007	2006	2006
$ millions		Jan. 31	Oct. 31	Jan. 31

Income before taxes and non-controlling interests	A	$1,005	$906	$815
TEB adjustment	B	62	77	46

Income before taxes and non-controlling interests (TEB)	C	$1,067	$983	$861

Reported income taxes per financial statements	D	$231	$87	$238
TEB adjustment	B	62	77	46
Income tax recoveries	E	—	90	—

Adjusted income taxes	F	$293	$254	$284

Reported effective income tax rate (TEB)	(D+B)/C	27.5%	16.7%	33.0%
Adjusted effective income tax rate	(D+E)/A	23.0%	19.5%	29.2%
Adjusted effective income tax rate (TEB)	F/C	27.5%	25.8%	33.0%

Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which enables users of our financial information to make comparisons more readily.

	For the three months ended
	2007	2006	2006
$ millions	Jan. 31	Oct. 31	Jan. 31

Net income	$770	$819	$580
Add: after-tax effect of amortization of other intangible assets	4	5	5

Cash basis — net income	$774	$824	$585

Non-interest expenses	$1,943	$1,892	$1,877
Less: amortization of other intangible assets	(5)	(8)	(7)

Cash basis — non-interest expenses	$1,938	$1,884	$1,870

Cash basis — Basic EPS	$2.14	$2.36	$1.65
Cash basis — Diluted EPS	$2.12	$2.34	$1.63

18	CIBC First Quarter 2007

CIBC Interim Consolidated Financial Statements
CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended
	2007	2006	2006
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Interest income
Loans	$2,304	$2,279	$2,033
Securities borrowed or purchased under resale agreements	472	467	333
Securities	762	778	620
Deposits with banks	173	130	87

	3,711	3,654	3,073

Interest expense
Deposits	1,903	1,742	1,328
Other liabilities	665	696	517
Subordinated indebtedness	76	78	72
Preferred share liabilities	8	8	8

	2,652	2,524	1,925

Net interest income	1,059	1,130	1,148

Non-interest income
Underwriting and advisory fees	185	165	180
Deposit and payment fees	193	195	195
Credit fees	69	107	88
Card fees	70	74	64
Investment management and custodial fees	130	127	114
Mutual fund fees	212	203	194
Insurance fees, net of claims	58	57	58
Commissions on securities transactions	229	206	229
Trading revenue (Note 8)	375	285	262
Investment securities gains (losses), net	n/a	27	(2)
Realized net gains on available for sale securities	132	n/a	n/a
Revenue on financial instruments designated at fair value and related economic hedges (Note 9)	43	n/a	n/a
Income from securitized assets	129	126	116
Foreign exchange other than trading	84	62	64
Other	123	126	148

	2,032	1,760	1,710

Total revenue	3,091	2,890	2,858

Provision for credit losses (Note 3)	143	92	166

Non-interest expenses
Employee compensation and benefits	1,160	1,064	1,080
Occupancy costs	150	136	146
Computer and office equipment	263	286	273
Communications	71	73	75
Advertising and business development	50	68	47
Professional fees	39	43	44
Business and capital taxes	35	36	31
Other	175	186	181

	1,943	1,892	1,877

Income before income taxes and non-controlling interests	1,005	906	815
Income tax expense	231	87	238

	774	819	577
Non-controlling interests	4	—	(3)

Net income	$770	$819	$580

Earnings per share (in dollars) (Note 11) — Basic	$2.13	$2.34	$1.64
— Diluted	$2.11	$2.32	$1.62
Dividends per common share (in dollars)	$0.70	$0.70	$0.68

n/a	not applicable. Beginning November 1, 2006, certain new accounting categories have been created pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855, 3865, 1530 and 3251. These sections were adopted on a prospective basis with no restatement of prior period information. See Note 1 for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2007	19

CONSOLIDATED BALANCE SHEET

	2007	2006
Unaudited, $ millions, as at	Jan. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,938	$1,317

Interest-bearing deposits with banks	15,754	10,536

Securities
Trading (Note 8)	68,113	62,331
Available for sale	15,708	n/a
Designated at fair value (Note 9)	6,969	n/a
Investment	n/a	21,167

	90,790	83,498

Securities borrowed or purchased under resale agreements	23,968	25,432

Loans
Residential mortgages	83,338	81,358
Personal	28,622	28,052
Credit card	7,612	7,253
Business and government (Notes 8 and 9)	34,528	30,404
Allowance for credit losses (Note 3)	(1,554)	(1,442)

	152,546	145,625

Other
Derivative instruments market valuation (Note 7)	17,665	17,122
Customers’ liability under acceptances	6,984	6,291
Land, buildings and equipment	2,212	2,032
Goodwill	1,951	982
Other intangible assets	456	192
Other assets	8,344	10,957

	37,612	37,576

	$322,608	$303,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$88,954	$81,829
Business and government (Note 9)	118,955	107,468
Bank	15,716	13,594

	223,625	202,891

Other
Derivative instruments market valuation (Note 7)	16,694	17,330
Acceptances	6,984	6,297
Obligations related to securities sold short	13,719	13,788
Obligations related to securities lent or sold under repurchase agreements	29,255	30,433
Other liabilities	12,295	14,716

	78,947	82,564

Subordinated indebtedness	5,991	5,595

Preferred share liabilities	600	600

Non-controlling interests	278	12

Shareholders’ equity
Preferred shares	2,431	2,381
Common shares	3,114	3,064
Treasury shares	(1)	(19)
Contributed surplus	74	70
Foreign currency translation adjustments	n/a	(442)
Retained earnings	7,693	7,268
Accumulated other comprehensive income (Note 6)	(144)	n/a

	13,167	12,322

	$322,608	$303,984

n/a    not applicable. See the “Consolidated statement of operations” for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

20	CIBC First Quarter 2007

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended
	2007	2006	2006
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Preferred shares
Balance at beginning of period	$2,381	$2,381	$2,381
Issue of preferred shares	450	—	—
Redemption of preferred shares	(400)	—	—

Balance at end of period	$2,431	$2,381	$2,381

Common shares
Balance at beginning of period	$3,064	$3,037	$2,952
Issue of common shares	50	27	40

Balance at end of period	$3,114	$3,064	$2,992

Treasury shares
Balance at beginning of period	$(19)	$(24)	$—
Purchases	(1,356)	(771)	(1,406)
Sales	1,374	776	1,401

Balance at end of period	$(1)	$(19)	$(5)

Contributed surplus
Balance at beginning of period	$70	$67	$58
Stock option expense	2	2	1
Stock options exercised	(4)	(1)	(3)
Net premium on treasury shares	6	2	—

Balance at end of period	$74	$70	$56

Foreign currency translation adjustments
Balance at beginning of period	$(442)	$(415)	$(327)
Transitional adjustment on adoption of new accounting policies(1)	442	—	—
Foreign exchange losses from investment in subsidiaries and other items	n/a	(114)	(546)
Foreign exchange gains from hedging activities	n/a	131	746
Income tax expense	n/a	(44)	(248)

Balance at end of period	$—	$(442)	$(375)

Retained earnings
Balance at beginning of period, as previously reported	$7,268	$6,712	$5,667
Transitional adjustment on adoption of new accounting policies(1)	(50)	—	—

Balance at beginning of period, as restated	7,218	6,712	5,667
Net income	770	819	580
Dividends
Preferred	(38)	(33)	(33)
Common	(235)	(234)	(227)
Premium on redemption of preferred shares (classified as equity)	(16)	—	—
Other	(6)	4	—

Balance at end of period	$7,693	$7,268	$5,987

Accumulated other comprehensive income (AOCI), net of tax (Note 6)
Transitional adjustment on adoption of new accounting policies(1)	$(319)	n/a	n/a
Other comprehensive income	175	n/a	n/a

Balance at end of period	$(144)	n/a	n/a

Retained earnings and AOCI	$7,549	$7,268	$5,987

Shareholders’ equity at end of period	$13,167	$12,322	$11,036

(1)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional details.

n/a	not applicable. See the “Consolidated statement of operations” for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2007	21

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

2007
Unaudited, $ millions, for the three months ended	Jan. 31

Net income	$770

Other comprehensive income, net of tax
Foreign currency translation adjustments
Net gains on investment in self-sustaining foreign operations(1)	805
Net losses on hedges of foreign currency translation adjustments(2)	(603)

202

Unrealized gains (losses) on available for sale securities
Net unrealized losses on securities available for sale(3)	(43)
Transfer of net gains to net income(4)	(28)

(71)

Gains (losses) on cash flow hedges
Net gains on derivatives designated as cash flow hedges(5)	73
Net gains on derivatives designated as cash flow hedges transferred to net income(6)	(29)

44

Total other comprehensive income(7)	175

Comprehensive income	$945

(1)	Net of income tax expense of $(10) million.

(2)	Net of income tax benefit of $313 million.

(3)	Net of income tax benefit of $29 million.

(4)	Net of income tax benefit of $16 million.

(5)	Net of income tax expense of $(39) million.

(6)	Net of income tax benefit of $15 million.

(7)	Includes non-controlling interest of $1 million.
The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC First Quarter 2007

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
	2007	2006	2006
Unaudited, $ millions	Jan. 31	Oct. 31	Jan. 31

Cash flows provided by (used in) operating activities
Net income	$770	$819	$580
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	143	92	166
Amortization of buildings, furniture, equipment and leasehold improvements	53	51	54
Amortization of other intangible assets	5	8	7
Stock-based compensation	18	15	15
Future income taxes	63	163	77
Investment securities (gains) losses realized, net	n/a	(27)	2
Realized net gains on available for sale securities	(132)	n/a	n/a
Losses on disposal of land, buildings and equipment	—	1	—
Other non-cash items, net	50	—	—
Changes in operating assets and liabilities
Accrued interest receivable	(106)	(92)	17
Accrued interest payable	(474)	309	13
Amounts receivable on derivative contracts	(404)	275	931
Amounts payable on derivative contracts	(958)	85	(58)
Net change in trading securities	(4,238)	(2,093)	(7,117)
Net change in securities designated at fair value	(629)	n/a	n/a
Net change in other assets and liabilities designated at fair value	187	n/a	n/a
Current income taxes	(377)	(116)	53
Other, net	(1,742)	166	(1,890)

	(7,771)	(344)	(7,150)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	5,554	2,876	932
Obligations related to securities sold short	(69)	(348)	328
Net obligations related to securities lent or sold under repurchase agreements	(1,178)	5,541	9,634
Issue of subordinated indebtedness	234	—	—
Redemption of subordinated indebtedness	—	(250)	(250)
Redemption of preferred shares	(416)	—	—
Issue of preferred shares	450	—	—
Issue of common shares	50	27	40
Net proceeds from treasury shares sold (purchased)	18	5	(5)
Dividends	(273)	(267)	(260)
Other, net	353	249	150

	4,489	7,833	10,569

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(2,494)	(411)	1,479
Loans, net of repayments	1,295	(5,521)	355
Proceeds from securitizations	2,537	1,950	2,026
Investment securities
Purchase of securities	n/a	(2,504)	(6,011)
Proceeds from sale of securities	n/a	2,325	1,294
Proceeds from maturity of securities	n/a	435	641
Available for sale securities
Purchase of securities	(1,787)	n/a	n/a
Proceeds from sale of securities	1,462	n/a	n/a
Proceeds from maturity of securities	2,396	n/a	n/a
Net securities borrowed or purchased under resale agreements	1,464	(3,792)	(3,185)
Net cash used in acquisition(1)	(778)	—	(75)
Purchase of land, buildings and equipment	(233)	(51)	(6)
Proceeds from disposal of land, buildings and equipment	—	1	—

	3,862	(7,568)	(3,482)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	41	(8)	(12)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	621	(87)	(75)
Cash and non-interest-bearing deposits with banks at beginning of period	1,317	1,404	1,310

Cash and non-interest-bearing deposits with banks at end of period	$1,938	$1,317	$1,235

Cash interest paid	$3,126	$2,215	$1,912
Cash income taxes paid	$545	$41	$108

(1)	On December 22, 2006, we acquired a controlling interest in FirstCaribbean International Bank. On November 1, 2005, we purchased the remaining non-controlling interest in INTRIA Items Inc.

n/a	not applicable. See the “Consolidated statement of operations” for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC First Quarter 2007	23

Notes To The Interim Consolidated Financial Statements (Unaudited)
The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2006, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006, as set out on pages 80 to 130 of the 2006 Annual Accountability Report.
     During the quarter, we revisited our presentation of certain revenue and expense items for prior periods to better reflect the nature of these items. Accordingly, certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
1. Change in accounting policy
On November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges” (including the amendments to the transitional provisions finalized by the CICA on December 15, 2006 by way of a Board Notice), 1530 “Comprehensive Income,” and 3251 “Equity.”
     The standards require that all financial assets be classified as trading, designated at fair value (FVO), available for sale (AFS), held to maturity (HTM), or loans and receivables. The investment securities classification is no longer applicable under the new rules. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market.
     Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.
     Transaction costs related to trading securities are expensed as incurred. Transaction costs related to AFS and HTM securities and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method.
     Settlement date accounting continues to be used for all securities, except changes in fair value between the trade date and settlement date are reflected in income for trading and FVO securities, while changes in fair value between trade date and settlement date are reflected in other comprehensive income (OCI) for AFS securities.
Classification of financial instruments
Trading financial assets are securities purchased for resale, generally within a short period of time. Trading financial liabilities are obligations related to securities sold short. They are measured at fair value at the balance sheet date. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations continue to be reported in income as trading revenue. Dividends and interest earned and interest incurred are included in interest income and expense, respectively.
     Designated at fair value (FVO) financial assets and financial liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations. These are accounted for in the same manner as trading financial assets and financial liabilities. There are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation including that retail asset exposures are precluded from being designated and that the fair value designated financial instruments are managed on a fair value basis. Reliable fair values are required.
     Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. These financial assets are accounted for at amortized cost. We have not designated any financial assets as HTM.
     Available-for-sale financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments, trading or designated at fair value. Securities included in this category comprise debt and equity securities, including investments over which we have no significant influence. Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value whereby the unrealized gains and losses are included in accumulated other comprehensive income (AOCI) until sale or other-than-temporary impairment when the cumulative gain or loss is transferred to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in non-interest income. Dividends and interest income from these securities are included in interest income.
     Loans and receivables continue to be accounted for at amortized cost.
     Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives, obligations related to securities sold short, or liabilities to which the fair value option has been applied.
     Derivatives are always carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments market valuation. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives

24	CIBC First Quarter 2007

embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are classified as part of the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations. We elected to apply this accounting treatment to all host contracts at November 1, 2006.
Equity
Accumulated other comprehensive income is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax), and includes net unrealized gains and losses on AFS securities, gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of the gains or losses on related hedges.
Hedge accounting
Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply fair value hedge accounting, cash flow hedge accounting, or accounting for hedges of net investments in self-sustaining foreign operations, as appropriate, to the risks being hedged. When hedge accounting is not applied the change in the fair value of the derivative is always recognized in income, including for instruments used for economic hedging purposes such as seller swaps that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed.
     We document our assessment of the effectiveness of the derivatives that are used in hedging transactions in offsetting changes in fair values or cash flows of the hedged items both at the hedge inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows. The amount of ineffectiveness, provided that it is not to the extent as to disqualify the entire hedge for hedge accounting, is recorded in income.
     The change in fair value of derivatives not designated as accounting hedges but used to economically hedge financial asset or liabilities designated at fair value is included in revenue on financial instruments designated at fair value and related economic hedges. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either foreign exchange other than trading (FXOTT) or other non-interest income. The change in fair value of all other trading derivatives is included in trading revenue.
Fair value hedges
We designate fair value hedges as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. These hedges minimize fluctuations in income that are caused by interest rate volatility through the creation of basis adjustments to the hedged financial instruments that are recognized in net interest income against the change in fair value recognized in net interest income from the hedging derivatives. Accordingly, any hedge ineffectiveness, representing the difference between change in fair value of the hedging derivative and the change in the basis adjustment to the hedged item, is also recognized in net interest income.
     We also designate fair value hedges as part of foreign exchange risk management strategies that use derivatives and other financial instruments to hedge changes in the fair value of financial instruments denominated in a currency other than the functional currency. These hedges minimize fluctuations in income that are caused by foreign exchange volatility through the creation of basis adjustments to the hedged financial instruments that are recognized in FXOTT against the change in fair value recognized in FXOTT from the hedging financial instruments. Accordingly, any hedge ineffectiveness is also recognized in FXOTT.
     In the absence of the basis adjustments created by these hedges, only the change in fair value of the hedging instruments would be recognized in income.
     The basis adjustment included in income is equal to the gain or loss on the hedged item attributed to the risk being hedged. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment to the hedged item is amortized over the remaining term of the original hedge. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in income.
     Upon the adoption of the new standards we re-established various fair value hedging relationships pursuant to which certain deferred hedge balances have been included as a basis adjustment to the hedged item. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to current and past hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new rules.

CIBC First Quarter 2007	25

Cash flow hedges
We designate cash flows hedges as part of risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by hedging forecasted foreign currency denominated cash flows and by converting certain variable rate financial instruments to fixed rate financial instruments.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods at which time the amount that was in the AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in FXOTT or net interest income. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein and is recognized in income when the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in the AOCI is immediately recognized in income.
     Upon the adoption of the new standards we re-established various cash flow hedging relationships pursuant to which certain deferred hedge balances have been included as an adjustment to the AOCI. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to current and past hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new rules.
Hedges of net investments in self-sustaining foreign operations
We designate net investment in foreign operation hedges to protect our investment in self sustaining operations against adverse movement in foreign exchange rates.
     These hedges are accounted for in a similar manner to cash flow hedges as the effective portion of the changes in fair value of the hedging derivative instruments is included in OCI until the reduction of the net investment at which time any gains or losses in the AOCI are recognized in FXOTT. The ineffective portion of the change in fair value of the hedging derivative is recognized in FXOTT.
Transitional adjustment
As required, these standards have been applied as an adjustment to opening retained earnings and accumulated other comprehensive income. Prior period balances have not been restated. The impact of adopting these standards as at November 1, 2006 was as follows:

		Adjustment
	As at	upon adoption	As at
$ millions	Oct. 31, 2006	of new standards	Nov. 1, 2006

ASSETS
Securities
Investment	$21,167	$(21,167)	$—
Available for sale	—	16,006	16,006
Trading	62,331	(552)	61,779
Designated at fair value	—	6,340	6,340

	83,498	627	84,125

Loans	145,625	136	145,761
Derivative instruments market valuation	17,122	1,585	18,707
Other assets	10,957	(1,701)	10,215

Impact on total assets	$257,202	$647	$257,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(44)	$202,847
Derivative instruments market valuation	17,330	1,565	18,895
Other liabilities	14,716	(947)	13,769

Impact on total liabilities	234,937	574	235,511

Shareholders’ equity
Foreign currency translation adjustments	(442)	442	—
Retained earnings	7,268	(50)	7,218
Accumulated other comprehensive income
Foreign currency translation adjustments	—	(442)	(442)
Unrealized gains (losses) on AFS securities	—	(29)	(29)
Gains (losses) on cash flow hedges	—	152	152

Impact on shareholders’ equity	6,826	73	6,899

Impact on liabilities and shareholders’ equity	$241,763	$647	$242,410

26	CIBC First Quarter 2007

The $16,006 million of financial assets classified as AFS included $15,429 million (fair value $15,391 million) and $615 million (fair value $615 million) of financial assets previously classified as investment securities and other assets, respectively. The $6,340 million of financial assets classified as designated at fair value securities included $5,738 million (fair value $5,799 million) and $541 million (fair value $541 million) of financial assets previously classified as investment securities and trading securities, respectively.
2. Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclay’s Bank PLC’s (Barclays) interest in FirstCaribbean which represents a further 39.3% ownership interest. As a result of this transaction, as at January 31, 2007, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million (C$1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million (C$8 million). On February 2, 2007, subsequent to the quarter end, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean in exchange for additional cash consideration of US$212 million (C$250 million), bringing our total ownership to 91.5%.
     The transaction has been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     Details of the aggregate consideration given and the fair value of net assets acquired in respect of the initial 39.3% acquisition are as follows:

$ millions

Aggregate consideration
Purchase consideration (paid in cash)	$1,153
Transaction costs, net of tax	8
Carrying value of equity investment in FirstCaribbean prior to acquisition	840

$2,001

Fair value of net assets acquired
Cash and deposits with banks	$3,107
Securities	3,934
Loans	6,667
Goodwill	958
Other intangible assets	267
Other assets	876

Total assets acquired	15,809

Deposits	10,921
Other liabilities	2,386
Subordinated indebtedness	232
Non-controlling interest	269

Total liabilities assumed	13,808

Net assets acquired	$2,001

The goodwill may be adjusted throughout 2007 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from FirstCaribbean.
     The acquired intangible assets include a core deposit intangible of $248 million and the FirstCaribbean brand name of $19 million. The core deposit intangible will be amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.

CIBC First Quarter 2007	27

3. Allowance for credit losses

$ millions, for the three months ended	January 31, 2007			October 31, 2006			January 31, 2006
	Specific	General	Total	Specific	General	Total	Specific	General	Total
	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$544	$900	$1,444	$632	$950	$1,582	$663	$975	$1,638
Provision for (recovery of) credit losses	143	—	143	131	(39)	92	166	—	166
Write-offs	(224)	—	(224)	(252)	—	(252)	(208)	—	(208)
Recoveries	53	—	53	22	—	22	23	—	23
Transfer from general to specific(1)	3	(3)	—	11	(11)	—	—	—	—
Other(2)	117	23	140	—	—	—	3	—	3

Balance at end of period	$636	$920	$1,556	$544	$900	$1,444	$647	$975	$1,622

Comprised of:
Loans	$634	$920	$1,554	$542	$900	$1,442	$645	$975	$1,620
Letters of credit(3)	2	—	2	2	—	2	2	—	2

(1)	Related to student loan portfolio.

(2)	Includes $117 million in specific allowance and $23 million in general allowance related to the FirstCaribbean acquisition in the current quarter.

(3)	Included in other liabilities.
4. Securitizations

$ millions, for the three months ended	Jan. 31, 2007	Oct. 31, 2006	Jan. 31, 2006
	Residential	Residential	Residential
	mortgages	mortgages	mortgages	Cards

Securitized	$3,850	$1,906 (1)	$2,785	$272
Sold(2)	2,549	1,965 (1)	1,765	272
Net cash proceeds	2,537	1,953	1,754	272
Retained interests(3)	33	33	31	23
Gain on sale, net of transaction costs	10	6	8	1

Retained interest assumptions:
Prepayment/payment rate(4)	11.0 - 39.0%	11.0 - 39.0%	12.0 - 39.0%	43.5%
Discount rate	4.1 - 4.3%	4.1 - 4.6%	3.5 - 4.2%	9.0%
Expected credit losses	0.0 - 0.1%	0.0 - 0.1%	—%	3.6%

(1)	Includes $92 million of uninsured fixed-rate mortgages securitized to a qualifying special purpose entity.

(2)	Assets securitized and not sold are reported as FVO securities (2006: investment securities) on the consolidated balance sheet.

(3)	Retained interests arising from securitization are reported as AFS securities (2006: investment securities) on the consolidated balance sheet.

(4)	Annual prepayment rate for residential mortgages and monthly payment rate for cards.
5. Significant capital transactions
On November 15, 2006, we issued 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million.
     On January 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 24 Preferred Shares at a price of $26.00 per shares for an aggregate consideration of $416 million.
     During the quarter, we issued 0.9 million common shares for $50 million, pursuant to stock option plans.
     Subsequent to the quarter-end, on February 14, 2007, we issued 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each for an aggregate amount of $300 million.
Regulatory approval to pay dividends
We have obtained the approval of the OSFI under section 79 of the Bank Act (Canada) to pay dividends on our common shares and Class A Preferred Shares for the quarter ended January 31, 2007.
     Subsequent to the quarter-end, we obtained the approval of OSFI to pay dividends on our common shares and Class A Preferred Shares for the quarter ending April 30, 2007.

28	CIBC First Quarter 2007

6.	Accumulated other comprehensive income (net of tax)

	2007
$ millions, as at	Jan. 31

Foreign currency translation adjustments	$(240)
Net unrealized losses on AFS securities	(100	) (1)
Net gains on cash flow hedges	196	(2)

Total	$(144)

(1)	Includes $239 million of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $32 million, deferred in AOCI, as at January 31, 2007, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 13 years thereafter.
7.	Derivative instruments market valuation

		2007
$ millions, as at		Jan. 31
	Assets	Liabilities

Trading	$16,282	$15,815
Designated accounting hedges (Note 12)	687	245
Economic hedges(1)
Economic hedges of FVO financial assets and liabilities	139	322
Other economic hedges	557	312

	$17,665	$16,694

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
8.	Trading financial instruments
The following tables present the assets and liabilities and income related to trading financial instruments. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sales of securities. Non-interest income also includes all income from trading derivative instruments.

	2007	2006
$ millions, as at	Jan. 31	Oct. 31

Trading assets
Securities
Debt	$33,269	$28,493
Equity	34,844	33,838
Loans
Business and government	n/a	3,641
Derivative instruments	16,282	16,805

	$84,395	$82,777

Trading liabilities
Obligations related to securities sold short	$13,491	$12,716
Derivative instruments	15,815	16,891

	$29,306	$29,607

n/a not applicable

	For the three months ended
	2007	2006		2006
$ millions	Jan. 31	Oct. 31		Jan. 31

Trading income consists of:
Interest income	$729	$740		$576
Interest expense	920	861		640

Net interest expense	(191)	(121)		(64)
Non-interest income	375	285		262

	$184	$164		$198

Income by product line:
Interest rates	$65	$34		$66
Foreign exchange	44	39		39
Equities	43	17		23
Commodities	6	10		7
Other	26	64	(1)	63	(1)

	$184	$164		$198

(1)	Comprises primarily loan trading activities.
9.	Financial instruments designated at fair value
Financial instruments designated at fair value include the following:
•	Certain commercial real estate fixed rate loans, real estate related securities and loans held to hedge structured total return swap transactions, and certain loans hedged through credit derivatives are designated at fair value to significantly reduce measurement inconsistencies that would arise if the related derivatives were treated as trading and marked-to-market and the underlying financial instruments were carried at amortized cost.
•	Secondary traded loans are designated at fair value to match both the accounting and the economics of the portfolio. These financial instruments are managed as trading loans with a documented trading strategy

CIBC First Quarter 2007	29

pursuant to which the positions are intended to be sold within six months.

•	Certain financial assets, such as mortgage-backed securities, Government of Canada bonds and treasury bills, debt securities, and certain fixed rate deposit liabilities are designated at fair value to significantly reduce measurement inconsistencies that would arise if the related hedging derivatives, such as interest rate swaps, seller swaps and other asset swaps, were treated as trading and marked-to-market and the underlying financial asset accounted for at amortized cost.
The following tables present the FVO assets and liabilities, the income earned from these financial instruments and the income and losses on derivatives used to economically hedge these financial instruments. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities and all income from the derivative instruments held to economically hedge these financial instruments.

2007
$ millions, as at	Jan. 31

FVO assets
Securities
Debt	$6,969
Loans
Business and government	4,347

$11,316

FVO liabilities
Deposits
Business and government	4,318

$4,318

2007
$ millions, for the three months ended	Jan. 31

Interest income	$153
Interest expense	150

Net interest income	3

Non-interest income
FVO financial instruments	(11)
Economic hedges(1)	54

43

Total	$46

(1)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Deposits designated at fair value
As at January 31, 2007, the carrying amount of FVO deposits was $3 million lower than the amount if the deposits were carried on an amortized cost basis.
For the three months ended January 31, 2007, the cumulative net loss attributable to changes in CIBC’s credit risk for FVO deposits was not significant.
10.	Employee future benefit expenses

	For the three months ended
	2007	2006	2006
$ millions	Jan. 31	Oct. 31	Jan. 31

Defined benefit plan expense
Pension benefit plans	$48	$59	$50
Other benefit plans	8	28	19

	$56	$87	$69

Defined contribution plan expense
CIBC’s pension plans	$4	$3	$3
Government pension plans(1)	22	13	21

	$26	$16	$24

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

30	CIBC First Quarter 2007

11. Earnings per share

	For the three months ended
	2007	2006	2006
$ millions, except per share amounts	Jan. 31	Oct. 31	Jan. 31

Basic EPS
Net income	$770	$819	$580
Preferred share dividends and premium	(54)	(33)	(33)

Net income applicable to common shares	$716	$786	$547

Weighted-average common shares outstanding (thousands)	336,486	335,522	334,357

Basic EPS	$2.13	$2.34	$1.64

Diluted EPS
Net income applicable to common shares	$716	$786	$547

Weighted-average common shares outstanding (thousands)	336,486	335,522	334,357
Add: stock options potentially exercisable(1)(thousands)	3,456	3,215	3,347

Weighted-average diluted common shares outstanding(2) (thousands)	339,942	338,737	337,704

Diluted EPS	$2.11	$2.32	$1.62

(1)	Excludes average options outstanding of 3,249 with a weighted-average exercise price of $98.30; and average options outstanding of 14,610 with a weighted-average exercise price of $84.69 for the three months ended January 31, 2007 and October 31, 2006, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.
12.	Designated accounting hedges
For fair value, cash flow and net investment in foreign operations hedging activities, a loss of approximately $2 million relating to net ineffectiveness was included in the consolidated statement of operations for the quarter. Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the consolidated statement of operations and are not significant for the quarter.
The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

			2007
$ millions, as at			Jan. 31
	Derivatives
	notional	Carrying value
	amount	Positive	Negative

Fair value hedges	$66,371	$317	$228
Cash flow hedges	5,142	370	11
Net investment in foreign operations hedges	5,046	—	6

	$76,559	$687	$245

In addition, foreign currency denominated deposit liabilities of $432 million and $17,067 million have been designated as fair value hedges of foreign exchange risk and net investment in self-sustaining foreign operations hedges, respectively.

CIBC First Quarter 2007	31

13.	Guarantees

	2007		2006
$ millions, as at	Jan. 31		Oct. 31
	Maximum		Maximum
	potential		potential
	future payment		future payment

Securities lending with indemnification(1)	$37,885		$37,921
Standby and performance letters of credit	6,660		6,094
Credit derivatives written options	75,353		59,769
Other derivative contracts		(2)		(2)
Other indemnification agreements		(2)		(2)

(1)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services (GSS), which is a 50/50 joint venture between CIBC and Mellon Financial Corporation.

(2)	See page 120 of the 2006 Annual Accountability Report for further details.
As at January 31, 2007, we had a liability of $59 million (October 31, 2006: $43 million) on our consolidated balance sheet related to the guarantees noted above (excluding other derivative contracts). For other derivative contracts, as at January 31, 2007, we had a liability of $3.6 billion (October 31, 2006: $5.4 billion) on our consolidated balance sheet. The total collateral available relating to these guarantees was $48.9 billion (October 31, 2006: $48.9 billion).
14.	Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups — Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     As discussed in Note 2, the results of FirstCaribbean are included in the CIBC Retail Markets strategic business line since December 22, 2006.

32	CIBC First Quarter 2007

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jan. 31, 2007	Net interest income	$1,101	$(124)	$82	$1,059
	Non-interest income	1,105	851	76	2,032
	Intersegment revenue(1)	(55)	57	(2)	—

	Total revenue	2,151	784	156	3,091
	Provision for (recovery of) credit losses	153	(10)	—	143
	Amortization(2)	20	5	33	58
	Other non-interest expenses	1,268	546	71	1,885

	Income before income taxes and non-controlling interests	710	243	52	1,005
	Income tax expense	176	33	22	231
	Non-controlling interests	4	—	—	4

	Net income	$530	$210	$30	$770

	Average assets(3)	$204,984	$110,594	$544	$316,122

Oct. 31, 2006	Net interest income	$1,109	$(54)	$75	$1,130
	Non-interest income	990	697	73	1,760
	Intersegment revenue(1)	(53)	54	(1)	—

	Total revenue	2,046	697	147	2,890
	Provision for (recovery of) credit losses	132	(1)	(39)	92
	Amortization(2)	19	5	35	59
	Other non-interest expenses	1,236	480	117	1,833

	Income before income taxes and non-controlling interests	659	213	34	906
	Income tax expense (benefit)	158	(5)	(66)	87

	Net income	$501	$218	$100	$819

	Average assets(3)	$193,189	$106,020	$304	$299,513

Jan. 31, 2006	Net interest income	$1,124	$(24)	$48	$1,148
	Non-interest income	1,000	646	64	1,710
	Intersegment revenue(1)	(56)	57	(1)	—

	Total revenue	2,068	679	111	2,858
	Provision for (recovery of) credit losses	180	(15)	1	166
	Amortization(2)	22	5	34	61
	Other non-interest expenses	1,223	528	65	1,816

	Income before income taxes and non-controlling interests	643	161	11	815
	Income tax expense	205	32	1	238
	Non-controlling interests	—	1	(4)	(3)

	Net income	$438	$128	$14	$580

	Average assets(3)	$184,548	$100,490	$641	$285,679

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
15.	Future accounting changes
Leveraged leases
In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends Statement of Financial Accounting Standard 13, certain aspects of which are incorporated in the CICA Emerging Issues Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective beginning November 1, 2007.
     For additional details, see page 130 of our 2006 Annual Accountability Report.

CIBC First Quarter 2007	33

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8691, fax 416-980-5028, or e-mail: rachel.gauci@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s first quarter conference call with analysts and investors will take place on March 1, 2007 at 2:30 p.m. (MST). The call will be available in English (416-340-2216 in Toronto, or toll-free 1-866-898-9626 throughout the rest of North America) and French (514-868-1042 in Montreal, or toll-free 1-866-542-4237). A telephone replay of the conference call will be available in English and French until midnight (EDT) March 15, 2007. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3205153#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3205154#.
Audio Webcast: A live audio webcast of CIBC’s first quarter results conference call will take place on Thursday, March 1, 2007 at 2:30 p.m. (MST) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

Nov. 1/06	$88.02
Dec. 1/06	$89.40
Jan. 2/07	$98.88
Jan. 29/07		$102.28

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com